Exhibit 12.1

SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Twelve months ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Pretax income	$245,719	$245,683	$225,636	219,459	199,368
Add fixed charges as adjusted (from below)	150,410	142,634	140,798	135,137	135,341
	$396,129	$388,317	$366,434	$354,596	$334,709
Fixed charges:
Interest expense:
Corporate	135,442	130,163	129,346	123,930	121,406
Amortization of deferred financing costs	6,918	4,905	4,436	4,266	7,575
1/3 of rental expense	8,050	7,566	7,016	6,941	6,360
Fixed charges	$150,410	$142,634	$140,798	$135,137	$135,341
Ratio (earnings divided by fixed charges)	2.63	2.72	2.60	2.62	2.47